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                             June 14, 2023

       Brian John
       Chief Executive Officer
       Jupiter Wellness, Inc.
       1061 E. Indiantown Rd., Ste. 110
       Jupiter, FL 33477

                                                        Re: Jupiter Wellness,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 6, 2023
                                                            File No. 333-269794

       Dear Brian John:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed June 6, 2023

       Risk Related to SRM Spin-Off, page 29

   1. We note your revised risk factor disclosure in response to prior comment 3, which we reissue in part. Please
expand your risk factor disclosure to discuss the expected
                                                        ownership percentage of
SRM, the impact of the proposed spin-off on the company's
                                                        financial statements
and the tax consequences of the spin-off transaction to the company.
                                                        For example, we note
that 98% of the registrant's revenues are currently derived from the
                                                        SRM business.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brian John
Jupiter Wellness, Inc.
June 14, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

FirstName LastNameBrian John                               Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameJupiter Wellness, Inc.
                                                           Services
June 14, 2023 Page 2
cc:       Arthur Marcus, Esq.
FirstName LastName